EXHIBIT 99.1

02/CAT/26

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                           FOR IMMEDIATE RELEASE

07.00 GMT 02.00 EST 18 NOVEMBER 2002

For further information contact:

Cambridge Antibody Technology             Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1763 263 233                 Tel: +44 (0) 20 7950 2800
Peter Chambre, Chief Executive Officer    Kevin Smith
John Aston, Chief Financial Officer       Graham Herring
Rowena Gardner, Director of Corporate
 Communications
                                          BMC Communications/The Trout Group
                                          (USA)
                                          Tel: 001 212 477 9007
                                          Brad Miles, ext.17 (media)
                                          Brandon Lewis, ext.15 (investors)


CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
PRELIMINARY STATEMENT OF RESULTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

Highlights

o  Significant pipeline progress
o  HumiraTM filed for approval (Abbott)
o  CAT-152 IND filed; Phase III trials underway
o  CAT-192 granted US and European Orphan Drug Status
o  Encouraging Phase I/II results for CAT-213
o  TRAIL-R1 mAb IND filed and approved (HGSI)
o  Five exclusive therapeutic licences granted (HGSI, Amgen, Wyeth Research)
o  Research alliance signed with Chugai
o  Second agreement with Merck & Co., Inc. (since year end)
o  Royalty obligations to DRC bought back
o  Net Cash Outflow:(pound)28.3m
o  Cash & liquid resources at 30 September 2002:(pound)129.8m


Professor Peter Garland, CAT's Chairman, said, "With significant progress in a number of areas, CAT continues to demonstrate its strength and inherent value. The prospect of the first CAT-derived human monoclonal antibody therapeutic, HumiraTM (previously known as D2E7), being commercialised in 2003 by Abbott is a strong validation of our technology as a major drug discovery platform."

"Alongside the news of Humira, it is important also to emphasise the growing strength and breadth of CAT's product portfolio, which is underpinned by our leading antibody display technologies and development capabilities. This year we continued to see CAT's product pipeline, which will ultimately drive our commercial success, make good progress."


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Peter Chambre, Chief Executive Officer at CAT, said, "Over the past few months we have set ourselves the ambitious goal of completing CAT's transition to a profitable, product based biopharmaceutical company over the next five years. We are also aiming to build a broad portfolio of products that will secure rapid revenue and profit growth beyond that point."

"CAT currently has the largest number of antibodies in clinical development of any company involved in human antibody therapeutics. Despite this success we believe that we need to strengthen further our product pipeline in the coming years. We expect to do this by continuing our internal discovery research, advancing the programmes currently in pre-clinical development, seeking to expand the indications for products already in human clinical trials and through the acquisition and in-licensing of other new products."


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CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc PRELIMINARY
STATEMENT OF RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2002

                            Chairman's Statement

With significant progress in a number of areas, CAT continues to demonstrate its strength and inherent value. The prospect of the first CAT-derived human monoclonal antibody therapeutic, HumiraTM (previously known as D2E7), being commercialised in 2003 by Abbott is a strong validation of our technology as a major drug discovery platform.

Alongside the news of Humira, it is important also to emphasise the growing strength and breadth of CAT's product portfolio, which is underpinned by our leading antibody display technologies and development capabilities. This year we continued to see CAT's product pipeline, which will ultimately drive our commercial success, make good progress. Both CAT-152 (lerdelimumab), an anti-scarring agent to be used as an adjunct to surgery for glaucoma, and CAT-213, our human anti-eotaxin1 antibody treatment for allergic disorders, have shown promise. With the entry into trials this year of the seventh CAT-derived human monoclonal antibody, TRAIL-R1 mAb, a potential anti-cancer treatment, CAT continues to lead the world in the development of human antibody therapeutics, there being more CAT-derived human antibodies in clinical trials than from any other company.

In a competitive environment for antibody product discovery it is encouraging that a growing number of CAT's partners elected to develop antibody therapeutic drug candidates exclusively with CAT in 2002. CAT issued four exclusive product licences during the year and one after the year end, each of which was the fruit of an existing partnership.

CAT has also entered into new international alliances with well-respected pharma and biotech companies. These collaborations expand the number and breadth of licencees of CAT's proprietary technologies and offer the prospect of CAT deriving significant long-term value from third party development and commercialisation of human monoclonal antibody drugs. Our alliance with Chugai, one of Japan's leading pharma companies, is particularly significant as our first collaboration in one of the world's largest pharmaceutical markets.

Our offer to acquire Drug Royalty Corporation of Canada (DRC) in February of this year, though ultimately unsuccessful, gave us the opportunity to buy back our royalty obligations to DRC. We exercised this right in April.

CAT would like to thank Jim Foght, who has recently announced his intention to retire from CAT's Board of Directors after the AGM in February 2003. Jim has been a Non-Executive Director since 1996, prior to CAT's flotation, and we have benefited greatly from his experience of the biotechnology and investment industries. We are grateful to him for his valuable contribution.

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CAT is pleased to announce the appointment of Ake Stavling as a new
Non-Executive Director. Ake has extensive senior management experience, covering finance and the pharmaceutical industry, and most recently held the post of Executive Director at AstraZeneca PLC, with responsibility for business development, incorporating corporate strategy and mergers & acquisitions. Previously, he was Chief Financial Officer at Astra AB. Ake takes up his position on 2 December 2002 and will succeed Jim Foght as chairman of the Audit Committee.

This year's achievements demonstrate that CAT is fundamentally a strong company underpinned by a talented organisation and exceptional science. However, the progress made during the year has not been reflected in the share price, which has fallen considerably over the period. We recognise that CAT has been as affected as other companies in the sector by the current lack of investor appetite for biotechnology stocks. This notwithstanding, we remain committed to developing therapeutic antibodies as the best way of creating value for shareholders from our capabilities and technologies.

                    Chief Executive Officer's Statement

Over the past few months we have set ourselves the ambitious goal of completing CAT's transition to a profitable, product based biopharmaceutical company over the next five years. We are also aiming to build a broad portfolio of products that will secure rapid revenue and profit growth beyond that point.

CAT will focus on the exploitation of its leadership position in the antibody field in two ways: through the development of products in a selected number of areas of disease, and through the licensing of our capabilities and technology for the discovery and development of therapeutic antibodies outside those specific target areas.

For some time, CAT has been developing the application of industrialised microarray technology for use in personalised medicine. We see this as a very exciting opportunity. As a result of our focus on therapeutic antibodies CAT will be seeking independent financing for this business, which Kevin Johnson, our Chief Technology Officer, will lead.

CAT currently has the largest number of antibodies in clinical development of any company involved in human antibody therapeutics. Despite this success we believe that we need to strengthen further our product pipeline in the coming years. We expect to do this by continuing our internal discovery research, advancing the programmes currently in pre-clinical development, seeking to expand the indications for products already in human clinical trials and through the acquisition and in-licensing of other new products.

As we plan the manangement of our resources for the future, we anticipate further growth in expenditure during the next year due principally to the growth in our clinical trials programme. After a period of rapid growth in capability and resource level, however, we do not expect further significant growth in headcount next year. There will be some increase in development and commercialisation resources.


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Review of the Year

Product Development

HumiraTM

HumiraTM (D2E7, adalimumab), a human monoclonal antibody that neutralises TNF(alpha), is being developed by Abbott as a treatment for rheumatoid arthritis (RA), juvenile rhueumatoid arthritis (JRA) and Crohn's disease.

o April 2002 Abbott simultaneously filed Humira with the US Food and Administration (FDA) and European Agency for the Evaluation of Medicinal Products (EMEA) for marketing approval. Humira remains under review and results of both filings are expected in the first half of 2003. If approved, Humira will be the first human monoclonal antibody therapy on the market. RA is a condition which affects an estimated five million patients in Europe and the US, of whom around one million of the most severely affected could potentially benefit from treatment with Humira.

o June 2002 Encouraging Phase III data were presented at the European League Against Rheumatology (EULAR) meeting. The trial results showed Humira improved signs and symptoms of RA in up to 50 per cent of patients and was safe and well tolerated at the doses used.

o September 2002 Abbott began enrolling patients into a Phase III clinical trial to assess the efficacy of Humira to treat patients with JRA. JRA causes swollen and tender joints and can lead to permanent joint damage. It affects around 90,000 children in Europe and North America.

o September 2002 Abbott started recruiting patients to a Phase II/III clinical trial to evaluate the safety and effectiveness of Humira as a treatment for Crohn's disease, a chronic inflammatory disorder of the gastrointestinal tract. Crohn's disease affects around half a million patients in Europe and North America.

o October 2002 Further promising Phase III data were presented at the American College of Rheumatology (ACR) meeting, particularly the slowing of progression of joint disease (as evidenced by X-rays).

                         CAT development programmes

Encouraging clinical data on CAT-152 (lerdelimumab), a human anti-TGF(beta)2 monoclonal antibody being developed by CAT as a treatment to prevent post-operative scarring in patients undergoing surgery for glaucoma (trabeculectomy), were presented this year. CAT estimates up to 250,000 patients per year undergoing an operation for glaucoma in the US and Western Europe could potentially benefit from treatment with CAT-152.

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o    November 2001 Six month follow-up results from a Phase II clinical trial using CAT-152 in patients undergoing combined surgery for glaucoma and cataract (phakotrabeculectomy) presented at an American Academy of Ophthalmology meeting.

o February 2002 Phase II/III clinical trial commenced in six European countries to investigate CAT-152 in conjunction with first time trabeculectomy.

o May 2002 Encouraging twelve month follow-up results of the Phase II phakotrabeculectomy trial of CAT-152 were presented at the Association for Research in Vision and Ophthalmology (ARVO) meeting. The results support findings from the earlier clinical trial of CAT-152 in trabeculectomy, and demonstrate that the benefits of CAT-152 treatment have become more apparent with longer term follow-up: patients treated with CAT-152 achieved lower intraocular pressure (IOP) and fewer needed to return to topical medication.

o October 2002 Enrolment commenced for an International Phase III trial of CAT-152 in Europe and South Africa in patients undergoing first time trabeculectomy.

o November 2002 Investigational new drug (IND) application submitted to the FDA to start clinical trials in the US.

Recruitment of patients for the European Phase II/III and International Phase III clinical studies of CAT-152 continues, with enrolment in the European trial expected to be complete in the first half of 2003.

Data from these clinical trials is expected to be available towards the end of 2004. CAT has commenced discussions with a number of potential partners, with a view to the partner marketing and selling CAT-152. The timetable for future product licence applications of CAT-152 remains on schedule.

CAT-192 (metelimumab), a human anti-TGF(beta)1 monoclonal antibody being jointly developed by CAT and Genzyme as a potential treatment for scarring and fibrotic conditions, including scleroderma, continues its progress in trials. CAT and Genzyme estimate that around 300,000 patients worldwide suffer from diffuse progressive scleroderma, a chronic, life-threatening autoimmune disease that causes inflammation and pain in the muscles, joints and connective tissue.

o November 2001 CAT-192 commenced European Phase I/II clinical trials in patients with scleroderma to assess safety and efficacy.

o December 2001 Pre-clinical data for CAT-192 in pulmonary fibrosis were presented at the British Pharmacological Society (BPS).

o January 2002 Orphan Drug Status in the US was awarded to CAT-192 as a treatment for scleroderma.

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o   February 2002 Orphan Drug Status in Europe was awarded to CAT-192 as a treatment for scleroderma.

o June 2002 Successful IND application for CAT-192 to start Phase I/II clinical trials of CAT-192 as a treatment for scleroderma. Patient recruitment is now underway.

Results of the Phase I/II clinical trials are expected to be available in late 2003.

Good progress was also shown this year in trials of CAT-213, a human anti-eotaxin1 monoclonal antibody being developed as a treatment for allergic disorders.

o December 2001 Data from a Phase I clinical trial of CAT-213 in healthy volunteers were presented at the BPS.

o April 2002 Recruitment to a single-dose Phase I/II allergic rhinitis challenge study completed.

o August 2002 Preliminary results of the challenge study released, showing that CAT-213 has a significant positive effect upon nasal patency and reduces the numbers of tissue eosinophils and mast cells associated with allergen challenge. The data also show that CAT-213 by nasal aerosol generally produced greater effects than by intravenous injection.

o November 2002 CAT began recruiting patients for a Phase I/II challenge study of CAT-213 in allergic conjunctivitis.

The results of the allergic rhinitis challenge study have been submitted for presentation at the American Academy of Allergy, Asthma and Immunology (AAAAI) meeting in March 2003. Data from the allergic conjunctivitis challenge study are expected to be available in the third quarter of 2003.

                            Licensed programmes

As well as HumiraTM, described above, CAT has a number of partners who have taken licences to CAT antibodies under arrangements whereby they have total responsibility for the pre- clinical/clinical development and marketing of the product candidates.

J695, a human anti-IL-12 monoclonal antibody being developed by Abbott and Wyeth Research continues to be tested in multi-centre Phase II clinical trials as a potential treatment for RA and Crohn's disease.

LymphoStat-B(TM), a human monoclonal antibody against B-Lymphocyte Stimulator (BLyS) being developed by Human Genome Sciences, Inc. (HGSI) entered a Phase I clinical trial to determine its safety and pharmacology in patients with systemic lupus erythematosus (SLE).



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TRAIL-R1 mAb, an agonistic human monoclonal antibody that recognises
TRAIL-Receptor-1 expressed on a number of solid tumours and haematopoietic cancer cells, is being evaluated as an anti-cancer treatment by HGSI. TRAIL-R1 mAb was isolated directly from CAT's libraries without needing further optimisation and it was delivered to HGSI just six months from the start of the project. This is the first CAT-derived human monoclonal antibody directed to a cell-surface receptor protein to enter clinical trials and acts as an agonist for apoptosis (ie: triggers cancer cells to undergo programmed cell death).

o January 2002 HGSI exercised an option for an exclusive licence on TRAIL-R1 mAb.

o April 2002 Pre-clinical data presented by HGSI at the American Association for Cancer Research (AACR) meeting demonstrated that TRAIL-R1 mAb has anti-tumour activity in animal models of human breast, colon and uterine cancers.

o April 2002 HGSI was granted regulatory clearance to begin Phase I clinical trials of TRAIL-R1 mAb in the US in patients with advanced cancer.

o August 2002 HGSI granted Takeda Chemical Industries an option to develop and commercialise TRAIL-R1 mAb in Japan, while retaining development and commercialisation rights for the US, Europe, and the rest of the world.

Pre-clinical development programmes

There are currently five CAT-derived human monoclonal antibodies in pre-clinical development, both at CAT and at CAT's collaborators, including:

o The GC1000 series are human monoclonal antibodies against TGF(beta) that are being jointly developed by CAT and Genzyme for non-ophthalmic indications. Several candidates with differing specificities and potencies have been identified and assessments of the potential medical and commercial opportunities they present are currently being evaluated. Pre-clinical studies of GC1008 have commenced. There is considerable interest in the role played by TGF(beta) in tissue repair, with overproduction of TGF(beta) inducing the deposition of excess extracellular matrix, the hallmark of tissue fibrosis and scar tissue. The development of fibrosis in internal organs can give rise to conditions such as pulmonary fibrosis, liver cirrhosis and diabetic nephropathy where progressive fibrosis leads to organ dysfunction and ultimately organ failure. More than 100 other indications where anti-TGF(beta) antibodies may have an important role to play, including Acute Respiratory Distress Syndrome (ARDS), glioma and the treatment of burns, have been identified. Overall, fibrotic diseases account for a large number of cases of morbidity and mortality, with many millions of patients affected worldwide. Together, CAT and Genzyme believe they have a significant lead over



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other competitive approaches in the development of new treatments for this major area of medical need that is poorly served by existing medicines.

o TRAIL-R2 mAb is an agonistic human monoclonal antibody, which recognises the TRAIL-Receptor-2 expressed on the surface of some types of cancer cell. Early pre-clinical data presented at the AACR meeting in April 2002 shows that TRAIL-R2 mAb has anti-cancer activity, and in May 2002 HGSI exercised an option for an exclusive licence to TRAIL-R2 mAb. HGSI hopes to file an IND application for TRAIL-R2 mAb in the first half of 2003. It is the third human monoclonal antibody to come from CAT's collaboration with HGSI and is the second CAT-derived human monoclonal antibody candidate directed to a cell-surface receptor protein rather than a soluble cytokine.

o In June 2002 CAT granted Wyeth Research an exclusive product licence to a human antibody identified by CAT against a disease target supplied by Wyeth.

o In October 2002, CAT granted HGSI an option for an exclusive licence to an antibody to an undisclosed target, the fourth human monoclonal antibody to come from CAT's collaboration with HGSI.

Discovery stage antibody programmes

CAT is currently working on 15 drug discovery projects. Of these CAT funds or co-funds around one third; the remaining projects are collaborator funded. The active programmes include Anti-IL-18R (with Amgen), a programme with Elan and one proprietary programme at a late-stage of drug discovery. CAT believes that up to five of these antibodies may enter pre-clinical studies in 2003.

Drug discovery programmes are also underway at those CAT partners who have licensed CAT's libraries for their own use, enabling CAT to broaden the application of its technologies for the creation of antibody therapeutic candidates.


o October 2001 CAT entered a collaboration and licence agreement with Merck & Co., Inc. for the research and development of products specific for a key target involved in disease mediated by HIV.

o December 2001 CAT entered a co-development collaboration with Amrad to develop human monoclonal antibodies against the receptor for granulocyte-macrophage colony stimulating factor (GMCSF-R) as a potential therapeutic for RA, with CAT and Amrad jointly funding development up to completion of Phase II trials. After this, CAT will have responsibility for further trials and commercialisation. Amrad retains an option to receive milestone and royalty payments or participate jointly in development and commercialisation.


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o   January 2002 Amgen exercised an exclusive licence option to develop and commercialise human monoclonal antibodies raised to an undisclosed disease target. CAT received a licence fee and will obtain milestone and royalty payments on any therapeutics commercialised by Amgen.


o August 2002 CAT expanded its existing relationship with Xerion Pharmaceuticals into a research collaboration to evaluate a cell surface protein involved in allergic reactions. CAT and Xerion jointly own any intellectual property generated.

o September 2002 CAT signed a research agreement with Chugai, one of Japan's leading pharma companies, to license CAT's libraries for discovery and development of potential human antibody therapeutics.

o October 2002 CAT entered into a second agreement with Merck & Co., Inc, granting Merck a licence to CAT's libraries. The libraries will be used by Merck to support and promote discovery research and development across a broad range of therapeutic areas.

In order to secure CAT's human monoclonal antibody drug pipeline into the future, CAT continues to develop its pool of drug targets. As part of this process, CAT has built a team which focuses on identifying and validating novel drug targets against which to develop new antibodies. To further this goal, CAT is using its own technology and also seeking access to external databases of targets or potential targets. To this end, in December 2001, CAT licensed Incyte Genomics' LifeSeq(R) Gold database and sequence-verified human cDNA clones, thus adding an additional source of potential genomics-derived targets for antibody drugs and complementing the access CAT already has to HGSI's proprietary genomics database.

                                 Operations

During the year, work continued on CAT's new facilities, the "Milstein Building" at Granta Park. This new 66,000 sq. ft. building comprises laboratories and offices and will be occupied during December 2002, at which point the company's Melbourn premises will be vacated.

CAT announced in November 2001 that it had signed a long term agreement with Lonza Biologics to manufacture clinical trial supplies of antibody drugs to CAT for up to five years. This secures CAT access to manufacturing capacity for both ongoing programmes and future projects.


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Financial Review

The following review is based on the Group's consolidated financial statements which are prepared under UK generally acceptable accounting principles ('GAAP').

                           Results of operations
                   Years ended 30 September 2002 and 2001

Revenues increased by 34 per cent to (pound)9.5 million in the 2002 financial year from (pound)7.1 million in the 2001 financial year.

The increase in revenue from the 2001 financial year to the 2002 financial year was primarily as a result of the achievement of product development milestones on collaborator funded programmes. Milestone payments of (pound)1.4 million were received in the 2002 financial year as compared to none in the 2001 financial year. Milestone payments are typically earned based on achievements in research and product development and may not be comparable from period to period. In the first half of the year a clinical milestone payment was received with the initiation of Phase I clinical trials on LymphoStat-B under the HGSI collaboration. During the third quarter a further clinical milestone was received from HGSI with the initiation of Phase I trials for TRAIL-R1 mAb and a technical performance milestone was received under another collaboration arrangement. All of the above milestone payments have been recognised in full as revenue under the Group's accounting policy.

Revenues recognised from licence fees increased from (pound)1.6 million for the 2001 financial year to (pound)1.7 million in the 2002 financial year reflecting revenues recognised from the new licence fees received in the 2002 financial year in addition to licence fees recognised in both periods which were received in the 2001 and prior financial years. CAT received non-recurring licence fees following the grant of five exclusive product licences during the 2002 financial year. Three were to HGSI, for TRAIL-R1 mAb during the first quarter of the financial year, TRAIL-R2 mAb in the third quarter and one further antibody in the final quarter of the financial year. In addition, licences for undisclosed targets have been granted to Amgen and Wyeth Research. During the 2001 financial year one non-recurring licence fee was received pursuant to collaborative arrangements with HGSI. Revenues derived from these licence payments have been deferred and are being spread over the shorter of the licence term or the period to expiration of the relevant patents.

Contract research fees increased from (pound)5.4 million in the 2001 financial year to (pound)5.6 million in the 2002 financial year. Through both 2001 and 2002, contract research fees were recognised from ongoing collaborations with HGSI, Wyeth Research and Pharmacia. In addition, fees were recognised during the 2002 financial year from Merck & Co., Inc as a result of the research and development arrangement entered into in October 2001.

During the 2002 financial year revenue of (pound)0.7 million was recognised under an agreement with Drug Royalty Corporation (DRC) as compared to (pound)0.1 million in the 2001 financial year. Under the agreement, the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the



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Group over a period terminating in 2009. This obligation was bought out during the 2002 financial year resulting in the remaining balance of deferred income of (pound)0.6 million being released and recognised as revenue.

CAT's direct costs are typically fees payable as a percentage of its revenues. Substantially all of the direct costs reported in these financial statements are DRC's share of revenues. Direct costs were (pound)0.4 million in the 2001 financial year, falling to (pound)0.1 million in the 2002 financial year. This fall in costs is due to the termination of the agreement with DRC.

Operating expenses for the 2002 financial year were (pound)47.5 million ((pound)39.6 million excluding DRC transaction costs) compared to (pound)27.8 million in the 2001 financial year reflecting the continuing increase in scale and complexity of CAT's activities.

Research and development expenses increased to (pound)31.3 million in the 2002 financial year from (pound)21.4 million in the 2001 financial year. The increase reflects a significant rise in spend on clinical trials over the last two years, both on CAT funded programs and on CAT's co-funded collaboration with Genzyme. Research and development staff numbers increased from 212 at the start of the 2001 financial year to 251 at the end of the 2002 financial year.

General and administrative expenses increased to (pound)16.2 million ((pound)8.3 million excluding the DRC transaction costs) in the 2002 financial year from (pound)6.4 million in the 2001 financial year. General and administrative expenses include (pound)7.9 million of costs incurred with regard to the two DRC transactions entered into during the 2002 financial year (2001: none). CAT made a bid for DRC in January 2002, however a competing offer was subsequently accepted. Following acceptance of the competing offer, CAT bought out its obligation to DRC for (pound)6.1 million with the issue of 463,818 CAT shares to DRC. The professional fees incurred in CAT's bid and buy-back were (pound)1.8 million. Other general and administrative expenses include fees relating to patent litigation of (pound)1.9 million in the 2002 financial year compared to (pound)2.0 million in the 2001 financial year.

Staff numbers rose over the 2002 financial year from 247 to 293 (the average over the year was 274) and in the 2001 financial year from 180 to 247 (the average over the year was 224). There was a credit during both the 2002 and 2001 financial years of (pound)0.2 million for employer's National Insurance payable on the exercise of certain options granted in December 1999. The charge for the cost of shares to be allocated under employee share schemes was (pound)0.6 million in the 2002 financial year compared to (pound)0.4 million in the 2001 financial year.



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Total depreciation expenses increased from (pound)2.1 million in the 2001 financial year to (pound)2.6 million in the 2002 financial year. This reflected a substantial investment in fixed assets, particularly the fitting out and equipping of the Franklin Building during the 2001 financial year and the Milstein Building during the 2002 financial year. Amortisation expenses amounted to (pound)0.9 million in the 2002 financial year and (pound)0.4 million in the 2001 financial year. Amortisation of the Aptein patents was (pound)0.4 million in both of the above financial years. Amortisation of the Incyte licence purchased during the 2002 financial year was (pound)0.5 million (2001: none.)

Net interest income fell to (pound)6.4 million in the 2002 financial year from (pound)9.3 million in the 2001 financial year. Average balances of investments in liquid resources decreased during the 2002 financial year as cash was consumed by operating activities which, alongside lower prevailing rates of interest, resulted in reduced interest income.

Liquidity and capital resources

During the 2002 and 2001 financial years, CAT's net cash used by operating activities was (pound)26.8 million and (pound)19.2 million respectively, in each case resulting principally from operating losses, offset by depreciation, amortisation and other non-cash movements. In the 2002 financial year operating losses were also offset by increases in creditors (particularly trade creditors).

CAT received (pound)0.9 million research and development tax credit during the 2002 financial year. The credit was based on the level of expenditure incurred on research and development activities during the 2000 financial year. No similar tax credits were received in the comparative period.

CAT made capital expenditures of (pound)10.0 million and (pound)3.5 million in the 2002 and 2001 financial years, respectively. CAT's capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. Approximately half the increase in capital expenditures from the 2001 to 2002 financial year was due to the fit out of the Milstein Building situated on Granta Park. The Milstein building comprises approximately 66,000 sq ft and has been constructed specifically for CAT to lease. Soon after the completion of the Milstein Building, CAT will be vacating the premises it currently leases in Melbourn with an agreement having been reached with the landlord whereby CAT has an option to surrender the leases early. The remainder of the increase in capital expenditure was as a result of investment in laboratory equipment made during the 2002 financial year.

CAT's net cash inflow from financing activities during the 2002 and 2001 financial years was (pound)1.4 million and (pound)15.4 million respectively, in each case primarily resulting from the issue of ordinary shares. No significant financing transactions were completed during the 2002 financial year. In the 2001 financial year shares were issued to Genzyme for US$20 million as part of a strategic collaboration.

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As at 30 September 2002, CAT had net current assets of (pound)123.8 million. CAT does not currently borrow to finance its operations. CAT's creditors at the end of the 2002 financial year included a total of (pound)11.1 million of deferred income, representing non-refundable income received which will be recognised in future periods. The corresponding amount in the 2001 financial year was (pound)11.0 million.

CAT has incurred net losses of (pound)28.2 million and (pound)11.8 million in the 2002 and 2001 financial years respectively. As at 30 September 2002 CAT had an accumulated loss of (pound)83.8 million. CAT's losses have resulted principally from costs incurred in performing research and development on human monoclonal antibody product candidates, and from general and administration costs associated with CAT's operations.

As at 30 September 2002, CAT had cash and marketable securities of approximately (pound)129.8 million. CAT has invested funds that are surplus to its requirements in interest bearing marketable securities.

Financial outlook for 2003

Recurring revenues, representing contract research revenues and income from licensing arrangements entered into prior to 30 September 2002, are expected to be in the range of (pound)3 to (pound)4 million for the 2003 financial year. Additional revenues may arise from technical and clinical milestone payments and any further licensing or contract research arrangements, including extentions to existing arrangements. Assuming approval in the first half of 2003, royalty revenues for CAT from Humira are expected to commence in the 2004 financial year. Cash receipts from collaborators and licencees in the 2003 financial year are expected to be at least comparable to 2002.

A further significant increase in operating costs is expected over the level incurred in the 2002 financial year. This reflects in particular additional spending on clinical trials and further increases in infrastructure costs. Staff numbers are not expected to increase significantly from current levels.

Capital expenditure over the year is expected to be significantly lower than last year's level as spend on CAT's new facilities at Granta Park (Milstein Building) will fall substantially with the completion of the fit out in the first quarter. Total capital expenditure for the year is expected to be of the order of (pound)6 million; in addition the second installment on the Incyte Lifeseq Gold database license was made in October 2002.

It is anticipated that CAT's net cash burn for the current year, taking account of expected revenues, will be up to (pound)40 million. This compares with the figure for the 2002 financial year of (pound)28.3 million. The expected increase is primarily due to the increase in operating costs as described above offset by lower levels of capital expenditure.

Page 15 of 22

                                     CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
                     Preliminary Statement of Results for the Year ended 30 September 2002


CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                                      Convenience     Year ended      Year ended     Year ended
                                                      translation   30 September    30 September   30 September
                                                    year ended 30           2002            2001           2000
                                                   September 2002
                                                          US$'000    (pound)'000     (pound)'000    (pound)'000

Turnover                                                   14,869          9,471           7,121          7,018

Direct costs                                                (126)           (80)           (351)          (381)
                                                   ------------------------------------------------------------
Gross profit                                               14,743          9,391           6,770          6,637

Research and development expenses                        (49,152)       (31,307)        (21,393)       (15,728)
    -----------------------------------------------------------------------------------------------------------
     Drug Royalty Corporation transaction costs        (12,423)        (7,913)               -             -
     Other general and administration expenses         (13,064)        (8,321)         (6,443)       (4,842)
                                                       -------         -------         -------       -------
    -----------------------------------------------------------------------------------------------------------
General and administration expenses                      (25,487)       (16,234)         (6,443)        (4,842)
                                                   -------------------------------------------------------------
Operating loss                                           (59,896)       (38,150)        (21,066)       (13,933)

Interest receivable (net)                                  10,026          6,386           9,295          5,644
                                                   -------------------------------------------------------------
Loss on ordinary activities before taxation              (49,870)       (31,764)        (11,771)        (8,289)
Taxation on loss on ordinary activities                     5,584          3,557               -              -
                                                   -------------------------------------------------------------
Loss for the financial year                              (44,286)       (28,207)        (11,771)        (8,289)
                                                   -------------------------------------------------------------

Loss per share - basic and diluted (pence)                                 78.7p           33.3p          27.5p

Consolidated Statement of Total Recognised Gains
and Losses
                                                      Convenience     Year ended      Year ended     Year ended
                                                      translation   30 September    30 September   30 September
                                                    year ended 30           2002            2001           2000
                                                   September 2002

                                                          US$'000    (pound)'000     (pound)'000    (pound)'000

Loss for the financial year                              (44,286)       (28,207)        (11,771)        (8,289)
Loss on foreign exchange translation                          151             96               1            (7)
                                                   -------------------------------------------------------------
Total recognised losses relating to the year             (44,135)       (28,111)        (11,770)        (8,296)
                                                   -------------------------------------------------------------

The losses for all years arise from continuing operations.

This financial information has been prepared in accordance with UK GAAP.
The dollar translations are solely for the convenience of the reader.



Page 16 of 22


                                  CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
                  Preliminary Statement of Results for the Year ended 30 September 2002

Consolidated Balance Sheet
                                                              Convenience       As at 30        As at 30
                                                              translation September 2002       September
                                                                    as at                           2001
                                                             30 September
                                                                     2002

                                                                  US$'000    (pound)'000     (pound)'000
                     FIXED ASSETS
Intangible assets                                                  12,455          7,933           4,075
Tangible fixed assets                                              19,514         12,429           6,642
Investments                                                           338            215               -
                                                        -------------------------------------------------
                                                                   32,307         20,577          10,717
                                                        -------------------------------------------------
Current assets
Debtors                                                            10,293          6,556           4,940
Investment in liquid resources                                    198,910        126,694         156,228
Cash at bank and in hand                                            4,837          3,081             585
                                                        -------------------------------------------------
                                                                  214,040        136,331         161,753
Creditors
Amounts falling due within one year                              (19,724)       (12,563)         (8,335)
                                                        -------------------------------------------------
Net current assets                                                194,316        123,768         153,418
                                                        -------------------------------------------------
Total assets less current liabilities                             226,623        144,345         164,135
Creditors
Amounts falling due after more than one year                     (13,471)        (8,580)         (8,085)
                                                        -------------------------------------------------
Net assets                                                        213,152        135,765         156,050
                                                        -------------------------------------------------

Capital and reserves
Called-up share capital                                             5,685          3,621           3,546
Share premium account                                             317,978        202,534         195,017
Other reserve                                                      21,126         13,456          13,451
Profit and loss account                                         (131,637)       (83,846)        (55,964)
                                                        -------------------------------------------------
Shareholders' funds - all equity                                  213,152        135,765         156,050
                                                        -------------------------------------------------



This financial information has been prepared in accordance with UK GAAP.
The dollar translations are solely for the convenience of the reader.




Page 17 of 22


CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
Preliminary Statement of Results for the Year ended 30 September 2002

Consolidated Cash Flow Statement
                                                          Convenience   Year ended 30    Year ended    Year ended
                                                          translation  September 2002  30 September  30 September
                                                           year ended                          2001          2000
                                                         30 September
                                                                 2002
                                                              US$'000     (pound)'000   (pound)'000   (pound)'000

          Net cash outflow from operations                   (42,088)        (26,808)      (19,150)       (3,609)
                                                     -------------------------------------------------------------

  Returns on investments and servicing of finance
Interest received                                              11,866           7,558         8,322         4,245
                                                     -------------------------------------------------------------

                      Taxation                                  1,444             920             -             -
                                                     -------------------------------------------------------------

    Capital expenditure and financial investment
Purchase of tangible fixed assets                            (15,639)         (9,961)       (3,485)       (1,018)
Sale of tangible fixed assets                                       -               -             4            44
                                                     -------------------------------------------------------------
                                                             (15,639)         (9,961)       (3,481)         (974)
                                                     -------------------------------------------------------------

Net cash outflow before management of liquid                 (44,417)        (28,291)      (14,309)         (338)
resources and financing
                                                     -------------------------------------------------------------

           Management of liquid resources                      46,368          29,534           274     (133,729)
                                                     -------------------------------------------------------------

                     Financing
          Issue of ordinary share capital                       2,273           1,448        15,380       132,302
 Capital elements of finance lease rental payments                  -               -             -           (9)
                                                     -------------------------------------------------------------
                                                                2,273           1,448        15,380       132,293
                                                     -------------------------------------------------------------

Increase/(decrease)  in cash                                    4,224           2,691         1,345       (1,774)
                                                     -------------------------------------------------------------

This financial information has been prepared in accordance with UK GAAP.
The dollar translations are solely for the convenience of the reader.

Notes to the financial information

                            Accounting policies

This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2001 with the exception that the Company has adopted FRS19 "Deferred Tax" in order to comply with the latest UK accounting standards. This has no effect on either the current period or prior periods.

Convenience translation

The consolidated financial statements are presented in pounds sterling. The consolidated financial statements as of and for the period ended 30 September 2002 are also presented in United States Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of (pound)1:US$1.5700, the noon buying rate as of 30 September 2002. No representation is made that the amounts could have been or could be converted into United States Dollars at this or any other rates.

Drug Royalty Corporation transaction costs
General and administration expenses include (pound)7.9 million of costs incurred in the year ended 30 September 2002 relating to the two transactions entered into with Drug Royalty Corporation Inc. of Canada
(DRC) during the year (2001: none). In January 2002, CAT announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd of Canada which was accepted in April. Under an agreement with DRC, the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The (pound)1.5 million was deferred and recognised over the period for which the rights were purchased. On 2 May 2002, CAT bought out this royalty obligation to DRC for (pound)6.1 million (C$14 million) with the issue of 463,818 CAT shares to DRC. The remaining balance of (pound)0.6 million of deferred income has all been released in the period. The professional fees incurred in the Group's bid and royalty buy-back were (pound)1.8 million.

                               Loss per share
The loss per ordinary share diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on the following: for the year ended 30 September 2002, the year ended 30 September 2001 and the year ended 30 September 2000 respectively. Losses of (pound)28,207,000, (pound)11,771,000, and (pound)8,289,000. Weighted average number of shares in issue of 35,828,446, 35,313,260 and 30,179,818. The Company has ordinary shares in issue of 36,214,349 and a total of 1,501,807 ordinary shares under option as of 30 September 2002.

Page 19 of 22

                           Reconciliation of operating loss to operating cash outflow

                                                        Convenience  Year ended 30  Year ended 30    Year ended
                                                        translation      September      September  30 September
                                                         year ended           2002           2001          2000
                                                       30 September
                                                               2002
                                                            US$'000    (pound)'000    (pound)'000   (pound)'000

Operating loss                                             (59,896)       (38,150)       (21,066)      (13,933)
Depreciation charge                                           4,109          2,617          2,146         1,808
Amortisation of intangible fixed assets                       1,385            882            373           374
Shares issued to buy out DRC royalty agreement                9,654          6,149              -             -
Loss/(profit) on disposal of fixed assets                         -              -              1           (5)
(Increase) in debtors                                         (248)          (158)          (515)       (1,159)
Increase/(decrease) in creditors                              2,908          1,852           (89)         9,306
                                                      ----------------------------------------------------------
                                                           (42,088)       (26,808)       (19,150)       (3,609)
                                                      ----------------------------------------------------------

                                    Analysis and reconciliation of net funds

                                                           1 October      Cash flow       Exchange           30
                                                                2001                      movement    September
                                                                                                           2002
                                                         (pound)'000    (pound)'000    (pound)'000  (pound)'000

Cash at bank and in hand                                         585          2,528           (32)        3,081
Overdrafts                                                     (163)            163              -            -
                                                      ----------------------------------------------------------
                                                                              2,691           (32)
Liquid resources                                             156,228       (29,534)              -      126,694
                                                      ----------------------------------------------------------
Net funds                                                    156,650       (26,843)           (32)      129,775
                                                      ----------------------------------------------------------

                                                                              2002          2001           2000
                                                                       (pound)'000   (pound)'000    (pound)'000
Increase/(decrease) in cash in the year                                      2,691         1,345        (1,774)
(Decrease)/increase in liquid resources                                   (29,534)         (274)        133,729
Decrease in lease financing                                                      -             -              9
                                                                    --------------------------------------------
Change in net funds resulting from cash flows                             (26,843)         1,071        131,964
Exchange movement                                                             (32)             -              2
                                                                    --------------------------------------------
Movement in net funds in year                                             (26,875)         1,071        131,966
Net funds at 1 October 2001                                                156,650       155,579         23,613
                                                                    --------------------------------------------
Net funds at 30 September 2002                                             129,775       156,650        155,579
                                                                    --------------------------------------------

                            Reconciliation of movements in group shareholders' funds

                                                                                              2002         2001
                                                                                       (pound)'000  (pound)'000
Loss for the financial year                                                               (28,207)     (11,771)
Other recognised gains and losses relating to the year                                         325            1
                                                                                   -----------------------------
                                                                                          (27,882)     (11,770)
New shares issued                                                                            7,597       15,380
                                                                                   -----------------------------
Net (decrease)/increase in shareholders' funds                                            (20,285)        3,610
Opening shareholders' funds                                                                156,050      152,440
                                                                                   -----------------------------
Closing shareholders' funds                                                                135,765      156,050
                                                                                   -----------------------------

                           Financial Statements

The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Street, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the years ended 30 September 2002, 2001 and 2000 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Statutory financial statements for the year ended 30 September 2001 have been delivered to the Registrar of Companies and those for the year ended 30 September 2002will be delivered to the Registrar of Companies after the Company's Annual General Meeting. The auditors have reported on those financial statements; their reports were unqualified and did not contain any statements under s237 (2) or (3) Companies Act 1985.

The annual report and financial statements for the year ended 30 September 2002 will be posted to shareholders by 31 December 2002 and will be available shortly thereafter from our registered office (as of December
2002):

The Company Secretary
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471471

This preliminary announcement was approved by the Board on Friday 15 November 2002.


Quarterly financial information
                                                       Three months   Three months          Three         Three
                                                           ended 30  ended 30 June         months        months
                                                          September           2002       ended 31      ended 31
                                                               2002                    March 2002 December 2001

                                                          unaudited      unaudited      unaudited     unaudited
                                                        (pound)'000    (pound)'000    (pound)'000   (pound)'000
Consolidated profit and loss account

Turnover                                                      2,598          2,021          2,974         1,878

Direct costs                                                   (16)              -             20          (84)
                                                      ----------------------------------------------------------
Gross profit                                                  2,582          2,021          2,994         1,794

Research and development expenses                          (10,339)        (7,206)        (7,652)       (6,110)
        --------------------------------------------------------------------------------------------------------
          Drug Royalty Corporation transaction costs           -       (6,678)         (1,235)             -
          Other general and administration expenses      (3,033)       (2,005)         (1,726)       (1,557)
                                                         -------       -------         -------       -------
        --------------------------------------------------------------------------------------------------------
General and administration expenses                         (3,033)        (8,683)        (2,961)       (1,557)
                                                      ----------------------------------------------------------
Operating loss                                             (10,790)       (13,868)        (7,619)       (5,873)

Interest receivable (net)                                     1,426          1,536          1,564         1,860
                                                      ----------------------------------------------------------
Loss on ordinary activities before taxation                 (9,364)       (12,332)        (6,055)       (4,013)

Taxation on loss on ordinary activities                       2,637              -            920             -
                                                      ----------------------------------------------------------
Loss for the financial period                               (6,727)       (12,332)        (5,135)       (4,013)
                                                      ----------------------------------------------------------

Consolidated cash flow statement

Net cash outflow from operations                             (6,646)       (9,296)        (6,569)        (4,297)
                                                      -----------------------------------------------------------

Returns on investments and servicing of finance
Interest received                                              1,223         2,254          1,688          2,393
                                                      -----------------------------------------------------------

Taxation                                                         920             -              -              -
                                                      -----------------------------------------------------------

Capital expenditure and financial investment
Purchase of fixed assets                                     (3,645)       (2,384)        (3,021)          (911)
                                                      -----------------------------------------------------------






Net cash outflow before management of liquid                 (8,148)       (9,426)        (7,902)        (2,815)
resources and financing
                                                      -----------------------------------------------------------

Management of liquid resources                                 8,875         8,653          6,551          5,455
                                                      -----------------------------------------------------------

Financing
Issue of ordinary shares                                          29            51            583            785
                                                      -----------------------------------------------------------
(Decrease)/increase in cash                                      756         (722)          (768)          3,425

                                                      -----------------------------------------------------------

Notes to Editors:

Cambridge Antibody Technology (CAT)

o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.

o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

o D2E7, the leading CAT-derived antibody, has been submitted for regulatory review by Abbott (responsible for development and marketing) following the completion of Phase III trials. Six other CAT-derived human therapeutic antibodies are at various stages of clinical trials.

o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include:
    Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pharmacia and Wyeth Research.

o   CAT is listed on the London Stock Exchange and on NASDAQ since
    June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.


Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995:
This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.